LAW OFFICES
Silver,  Freedman  &  Taff,  L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

August 9, 2010

VIA EDGAR AND COURIER

William Friar
Senior Financial Analyst
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re	Heritage Financial Group, Inc. Registration Statement on Form: S-1 Filed June 22, 2010 File No. 333-167670	and	Heritage Financial Group Form 10-K for December 31, 2010 Filed April 9, 2010 File No. 0-51305

Dear Mr. Friar:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Heritage Financial Group, Inc. (the “Registrant”), we enclose herewith for filing Pre-Effective Amendment No. One (the “Amendment”) to the Registrant’s Registration Statement on Form S-1 relating to the proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated July 8, 2010 (the “Comment Letter”).  The Registrant’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter.

The Amendment is marked to show all revisions to the original submission made on June 22, 2010.  In addition to the responses to the Staff’s comments, these revisions include responses to the comments we received from the Office of Thrift Supervision.

William Friar
Securities and Exchange Commission
August 9, 2010

Form S-1
Cover Page

1.
Please consider streamlining the cover page by reducing the amount of detailed information on the cover page.  You can refer your reader to other portions of the document for more detailed information.  We note that all of the information on the cover page is in the summary.  If possible, try to limit the cover page to one page dealing with the most important aspects of the transaction. See Item 501 of Regulation S-K.

Response:	The cover page of the prospectus has been revised in response to this comment, reducing the amount of information down to fit on one page.

How We Determined the Offering Range...page 5

2.	Please include a descriptive cross-reference to the table on page 119.

Response:	The requested cross-reference has been provided at page 6 in response to this comment.

3.
Please clearly explain that Feldman Financial Advisors, Inc. has estimated the market value at $105.7 million, and that under OTS regulations, the minimum valuation is 15% below the estimated market value and the maximum is 15% above the estimated market value.

Response:	The disclosure on page 5 has been revised in response to this comment.

Asset Quality, page 82

4.
In light of the significant impact of your accounting for purchased loans pursuant to ASC 310-30 and ASC 805-20 on your allowance for such loans and related ratios as well as the diversity in practice across the industry inn presenting related ratios, where you present your ratio of allowance to total loans, nonperforming loans, or nonperforming assets, please consider providing an additional alternative measure that excludes the impact of the loans where you applied ASC 310-30 and ASC 805-20.

Response:
The relevant disclosure has been revised throughout the prospectus; note specifically pages 20, 62 and 66 in response to this comment.  It has been provided in the Recent Development section on page 29.  Please be advised that we will continue to present these ratios in this manner in future filings, as applicable.

William Friar
Securities and Exchange Commission
August 9, 2010

Allowance for Loan Losses, page 85

5.
Please revise your disclosures here to more clearly discuss why your allowance decreased slightly from December 31, 2009 to March 31, 2010.  In association with these revisions, please revise the discussion of your largest non-performing loans on pages 56 and 84 to quantify the changes to your allowance during the quarter related to these non-performing loans individually or in aggregate.

Response:	The disclosure on pages 62, 91 and 92 has been revised in response to this comment. In future filings, we will provide similar disclosure, as applicable.

Financial Statements, beginning on page F-1 General

6.
Please include an introduction to the financial statements that sets forth why the financial statements provided in the registration statement (Heritage Financial, Group) are not those of the registrant (Heritage Financial Group Inc.).

Response:	The disclosure on page F-1 has been revised in response to this comment.

Note 2. Acquisition Activities, page F-18

7.
Please revise your footnotes to provide an expanded discussion of how you applied ASC 310-30 to the loans acquired in these acquisitions.  In association with explaining your application of ASC 310-30, please address the following in addition to the expanded discussion:

•	Please clarify the statement in Note 4 that you applied $6,355,355 of the discount on purchased loans to the individual loans in the first quarter of 2010.

•	Specifically disclose how you individually identified whether your purchased loans were subject to ASC 310-30.

•	Separately identify your credit impaired purchased loans that were subject to ASC 310-30 from your non-credit impaired purchased loans that were not subject to ASC 310-30.

•	Please revise to provide all disclosures required by ASC 310-30.

William Friar
Securities and Exchange Commission
August 9, 2010

•	Please revise future filings to clearly disclose whether you classify purchased loans accounted for in accordance with. ASC Topic 310-30 as nonperforming loans.

Response:
The disclosure in Notes 2 and 4 of the Notes to Consolidated Financial Statements has been revised at pages F-20, F-21, F-22, F-25 and F-26 in response to this comment.  In future filings, we will clearly disclose whether we classify purchased loans accounted for in accordance with ASC Topic 310-30 as nonperforming loans.

8.
Note (g) on page F-19 indicates you set up a reserve of $2,315,000 related costs to work through and dispose of the problem assets in Tattnall’s portfolio.  Please tell us why such costs were not incorporated into the fair values of the loans and OREO assets acquired.  Revise your description of such amounts as necessary to more clearly identify the costs reflected in this adjustment and differentiate these costs from the disposition costs which were captured in the fair value of the portfolio assets acquired.

Response:	The disclosure in Explanation (g) under Note 2 has been revised in response to this comment on page F-20. In future filings, we will continue to provide this information, as applicable.

Note 3. Securities. page F-21

9.
Please revise your disclosures regarding corporate bonds on page F-24 to separately identify the amount of corporate bonds which had been in an unrealized loss position for greater than twelve months for those where the lowest credit rating was investment grade versus those where the lowest credit rating was below investment grade as of the balance sheet dates presented.  For those securities where the lowest credit rating was below investment grade, please identify the rating as of the balance sheet dates presented and explain more clearly how you determined there was no credit impairment.  If none were below investment grade, disclose that fact.

Response:	The disclosure in Note 3 has been revised in the narrative at page F-25 in response to this comment. In future filings, we will continue to provide this information, as applicable.

William Friar
Securities and Exchange Commission
August 9, 2010

Note 13. Income Taxes. page F-39

10.
Please revise to provide the disclosures required by ASC 740-10-50 including a statutory to effective rate reconciliation as well as details of the expiration of any loss carryforwards.  As part of your rate reconciliation, provide a transparent discussion of the differences, including specific disclosure of the main drivers that resulted in tax benefits for 2007 and the first quarter of 2009 even though you reported taxable income for those periods.  Provide a clear and comprehensive discussion of your analysis of the recoverability of your deferred tax assets, identifying both the negative and positive evidence you considered.

Response:	The disclosure in Note 13 at pages F-40 and F-41 has been revised in response to this comment. In future filings, we will continue to provide this information, as applicable.

Alternate Prospectus for Exchange Offer
The Exchange for Existing Shares of HFG Common Stock, page 15

11.	In the table, please include a column that displays the equivalent pro forma book value per exchanged share.

Response:	The table on page 15 has been revised in response to this comment.

Form 10-K

12.	Please revise your future Exchange Act filings to address the above comments as applicable.

Response:	As indicated in the responses to specific comments above, this will confirm that we will provide the requested disclosure in future filings, as applicable.

Schedule 14A
Certain Relationships and Related Transactions, page 19 [actually 107-108]

13.
Please revise the first paragraph to clarify that such transactions are made on substantially the same terms ... "as those prevailing at the time for comparable loans with persons not related to the lender," as set out in instruction 4.c.ii, or provide the information otherwise required by Item 404(a).

Response:	The disclosure has been revised on page 113 in response to this comment. The same language will be included in the proxy/statement/prospectus.

William Friar
Securities and Exchange Commission
August 9, 2010

Closing Comments

In connection with responding to the Comment Letter, the Registrant acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will provide requests from the Registrant and from Keefe, Bruyette & Woods for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4536 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,

/s/ Marianne E. Roche

Marianne E. Roche

cc:	(Hard copy by messenger)
William Friar, Senior Financial Analyst
David Lyon
Kevin Vaughn, Accounting Branch Chief
Paul Cline
(Hard copy by FEDEX)
Heritage Working Group